EXHIBIT A
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (“Agreement”) dated the 20th day of November, 2007 (“Effective Date”), by and between Andre Muller (the “Seller”) and STG Strategy Partners, L.P. (the “Purchaser”).
     WHEREAS, on the terms and conditions contained herein, the Seller is hereby agreeing to sell to the Purchaser, and Purchaser is hereby agreeing to purchase from Seller, 8,226,671 shares (the “Shares”) of the common stock, $.01 par value, of Alliance Distributors Holding Inc., a Delaware corporation (the “Company”); and
     WHEREAS, the Shares constitute all of the Company’s capital stock currently owned or otherwise held by Seller;
     NOW THEREFORE, for and in consideration of the mutual covenants, representations, warranties, promises, and agreements hereinafter contained, the parties hereto do hereby contract and agree on the following terms:
     1. Purchase of Shares. The Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Shares.
     2. Consideration to Seller. Purchaser hereby agrees to purchase, and Seller hereby agrees to sell, the Shares for the following consideration:
     (a) At the Closing, Purchaser shall pay to Seller $750,000.00 (“Cash Consideration”) in readily available funds via wire transfer to an account specified in writing to Purchaser (“Wire Transfer Account”). The parties acknowledge that, on a per share base, as rounded, this equals nine cents ($.09) (“Per Share Cash Consideration”).
     (b) In consideration for the performance by Seller of the non-compete/non-solicitation undertakings set forth in Section 8 hereunder, Purchaser shall also pay to Seller additional consideration (“Additional Consideration”), in readily available funds via check payable to Seller or wire transfer to the Wire Transfer Account (or to such other account specified in writing to Purchaser at least two days prior to when payment is due) the following amount(s):
     (i) If at any time(s) after Closing (and each time), Purchaser sells or transfers (including, without limitation, pursuant to a liquidation, reverse stock split, merger or consolidation) any or all of the Shares, an amount per share sold at such time by Purchaser equal to a percentage of the amount by which the per share amount received by Purchaser in such sale or transfer (inclusive of all value received by Purchaser directly or indirectly with respect to or in connection with such sale or transfer of such Shares) exceeds the sum of the Per Share Cash Consideration plus two cents ($.02), which equals eleven cents ($.11) (the “Per Share Base Value”). The percentage (which will be applied to the entire excess) of the excess to be paid will be determined as follows:

Excess over Per Share Base Value	% of Excess
From at least $0.00 up to and including $0.09	10%
From at least $0.10 up to and including $0.19	12.5%
From at least $0.20 up to and including $0.29	15%
From at least $0.30 up to and including $0.39	17.5%
$0.40 or more	20%

By way of example only, if the excess over the Per Share Base Value were $0.25 (assume Purchaser received $.36 per share; subtract $.11 from the $.36, which yields an excess of $.25), the

Additional Consideration per share would be equal to 15% x $.25. Purchaser shall, immediately following such sale, (i) notify Seller of the sale, and (ii) provide Seller with a copy of the Stock Purchase Agreement and/or other documentation evidencing the terms and conditions of such sale. Solely in order to confirm the amount payable to Seller, Seller shall have the right to inspect Purchaser’s books and records in connection with the foregoing. Purchaser will make the payment of this Additional Consideration no later than the third business day after the date of the sale of Shares. Notwithstanding the foregoing, if at the time of the sale Seller has been paid Additional Consideration pursuant to Section 2(b)(ii), no further Additional Consideration will be due to Seller.
     (ii) To the extent Purchaser continues to hold any of the Shares after the second anniversary of the Closing Date, then Seller may once exercise (by delivering a written notice to Purchaser) his right to receive Additional Consideration with respect to the number of Shares still held by Purchaser at the time of the written notice in an amount equal to a percentage of the amount by which the per share value (as explained below) exceeds the Per Share Base Value. The per share value will be equal to the average daily closing price on the OTC Bulletin Board (or, if no longer traded on the OTC Bulletin Board, wherever then traded) over the twenty (20) trading days ending on the day immediately prior to the written notice. The percentage (which will be applied to the entire excess) of the excess to be paid will be determined as follows:

Excess over Per Share Base Value	% of Excess
From at least $0.00 up to and including $0.09	10%
From at least $0.10 up to and including $0.19	12.5%
From at least $0.20 up to and including $0.29	15%
From at least $0.30 up to and including $0.39	17.5%
$0.40 or more	20%

By way of example only, if the excess over the Per Share Base Value were $0.25 (assume the average daily closing price over the preceding twenty (20) days is $.36 per share; subtract $.11 from the $.36, which yields an excess of $.25), the Additional Consideration per share would be equal to 15% x $.25. Purchaser will make the payment of this Additional Consideration no later than the third business day after the date of the written notice.
     (c) In the event that the outstanding common stock of the Company is hereafter changed by reason of reorganization, recapitalization, reclassification, stock split-up, combination of shares, reverse split, stock dividend or the like, an appropriate adjustment shall be made to the cent figures set forth in this Section 2.   If the Company shall be reorganized, consolidated, or merged with another corporation and securities of such other corporation (the “Successor Securities”) are received by Purchaser in exchange for the Shares, the provisions of this Section 2 shall apply with respect to the Successor Securities, with an appropriate adjustment made to the cent figures set forth in this Section 2.
     (d) Notwithstanding the foregoing, in the event that, in connection with any transaction, the consideration received by Purchaser consists partly of cash and partly of other consideration, then, to the extent that any cash is received in connection with the transaction, Additional Consideration shall be payable with respect thereto as provided for in paragraph (a) hereof.  In such event, it will be deemed that the number of Shares sold was equal to the Shares multiplied by a fraction, the numerator of which is the cash received by Purchaser and the denominator of which is the total consideration received by Purchaser.
     (e) In the event of any transfer of any of the Shares to one or more parties of Purchaser, all references herein to Purchaser shall also apply to each partner-transferee thereof.
     3. Closing. The closing of the transaction described herein, to be effective as of the Effective Date, will take place contemporaneously with the execution of this Agreement, which date of execution will also be referred to herein as the “Closing” or “Closing Date.” This Closing may be consummated remotely by PDF or facsimile exchange of documents in counterparts, except that the original stock certificate evidencing the Shares must be delivered at Closing to the offices of Hughes & Luce LLP, 1717 Main Street, Suite 2800, Dallas, Texas 75201.
     4. Representations and Warranties of Seller. The Seller represents and warrants to the Purchaser as of the Effective Date and the Closing Date that:
     (a) the Seller is the lawful record and beneficial owner of the Shares and has the absolute and unrestricted right, power, authority and capacity to sell, assign, transfer and deliver the Shares to the Purchaser as provided herein and to execute, deliver and perform this Agreement;
     (b) the Seller has good, legal and marketable title to the Shares free and clear of any claims, liens or encumbrances of any kind whatsoever;
     (c) this Agreement has been duly executed and delivered by the Seller and is the legal, valid and binding obligation of Seller enforceable against the Seller in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws generally affecting the enforcement of creditors’ rights and by general principles of equity whether applied in a proceeding at law or in equity;
     (d) the negotiation, execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby will not, with or without the giving of notice, the passage of time, or both, violate, conflict with, result in a default, breach or loss of rights under, or result in the creation of any encumbrance or other claim pursuant to any encumbrance, instrument, agreement, understanding, law, regulation, rule, order, judgment or decree to which the Seller is bound;
     (e) upon payment of the Cash Consideration hereunder, Purchaser will acquire good, legal and marketable title to, and the entire legal and beneficial ownership of, the Shares, free and clear of all claims, liens, charges or encumbrances other than the obligation to pay Additional Consideration, if any, to Seller;
     (f) no person holds any proxy or power of attorney from or affecting the Seller with respect to the Shares, or the Shares with respect to any matter;
     (g) in connection with his resignation as an officer and director of the Company on July 26, 2007, Seller provided a release to the Company; and
     (h) this Agreement does not contain any untrue statement of a material fact or omit a material fact necessary to make the statements therein, under the circumstances in which they were made, not misleading.
The representations and warranties of the Seller will survive the date of Closing.
     5. Representations and Warranties of Purchaser. The Purchaser represents and warrants to the Seller as of the Effective Date and the Closing Date that:
     (a) the Purchaser is a limited partnership, consisting of STG Strategy Investments, LLC as the general partner (the “General Partner”) and Basil Haymann (“Basil”) and Dorothy Haymann (“Dorothy”) as the sole limited partners;
     (b) Basil and Dorothy are the sole members of the General Partner;
     (c) this Agreement has been duly executed and delivered by the Purchaser and is the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws generally affecting the enforcement of creditors’ rights and by general principles of equity whether applied in a proceeding at law or in equity;
     (d) the negotiation, execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby will not, with or without the giving of notice, the passage of time, or both, violate, conflict with, result in a default, breach or loss of rights under, or result in the creation of any encumbrance or other claim pursuant to any encumbrance, instrument, agreement, understanding, law, regulation, rule, order, judgment or decree to which the Purchaser, Basil or Dorothy is bound;
     (e) Purchaser is acquiring the Shares for its own account for investment, not as a nominee or agent, and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same. Purchaser has no present or contemplated contract, agreement, undertaking, arrangement, obligation, indebtedness, or commitment providing for the disposition thereof;
     (f) Purchaser acknowledges that the Shares have not been registered under the Securities Act of 1933 as amended or any state securities law;
     (g) Purchaser represents and warrants further that (i) it is an “accredited investor,” as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Shares; (ii) it is able to bear the economic risks of an investment in the Shares, including, without limitation, the risk of the loss of part or all of its investment and the inability to sell or transfer the Shares for an indefinite period of time; (iii) it has adequate financial means of providing for current needs and contingencies and has no need for liquidity in its investment in the Shares; and (iv) it does not have an overall commitment to investments which are not readily marketable that is excessive in proportion to net worth and an investment in the Shares will not cause such overall commitment to become excessive;
     (h) Purchaser has been given an opportunity to ask and has asked, to the extent the Purchaser deemed necessary, questions of and has received answers from the Seller or the Company concerning the Shares, the terms and conditions of the transfer, and the Company and its affairs, current and anticipated. The Purchaser has been given or afforded access to all documents, records, books and additional information that it has requested regarding such matters and has reviewed all filings made by the Company with the Securities and Exchange Commission as it deemed necessary; and
     (i) Purchaser acknowledges that the following restrictive legend will be placed on any instrument, certificate or other document evidencing the Shares.
“The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended. These shares have been acquired for investment and not for distribution or resale. They may not be sold, assigned, encumbered, pledged, hypothecated or otherwise transferred or disposed of without an effective registration statement for such shares under the Securities Act of 1933, as amended, or an opinion of counsel for the Company that registration is not required under such Act. The shares represented by this certificate are held subject to the terms and conditions of a certain Stock Purchase Agreement, dated November 20, 2007, between Andre Muller and STG Strategy Partners, L.P.”
The representations and warranties of the Purchaser will survive the date of Closing.
     6. Seller’s Deliveries. At the Closing of the transactions described herein, the Seller will deliver to the Purchaser:
     (a) the original stock certificate(s) evidencing the Shares;
     (b) fully executed blank stock power(s) transferring the Shares to the Purchaser;

     (c) a fully executed original of this Agreement; and
     (d) such other agreements, documents, certificates or instruments as the Purchaser may reasonably request in order to carry out the transactions contemplated by this Agreement.
     7. Purchaser’s Deliveries. At the Closing of the transactions described herein, the Purchaser will execute and deliver, or cause to be executed and delivered, to the Seller:
     (a) a fully executed original of this Agreement;
     (b) the Cash Consideration via check payable to Seller or wire transfer to the Wire Transfer Account;
     (c) a Guaranty executed by Basil, pursuant to which Basil guarantees all of the obligations of Purchaser under this Agreement; and
     (d) such other agreements, documents, certificates or instruments as the Seller may reasonably request in order to carry out the transactions contemplated by this Agreement.
     8. Non-Compete/Non-Solicitation. Seller acknowledges that Purchaser is induced to purchase the Shares in part by Seller’s covenant, as set forth below, not to compete with the Company or solicit Company employees following the Closing.
     (a) Accordingly, Seller hereby agrees and covenants that for a period of twenty-four (24) months after the Closing, Seller will not directly or indirectly act as an owner, partner, stockholder, employee, broker, agent, principal, trustee, corporate officer, director, consultant or in any other capacity whatsoever for a video game distribution business geared toward retail consumer use anywhere in the world where the Company is involved or proposes to be involved, provided, however, that this will not prevent Seller from holding for investment up to 1% of any class of stock or other securities quoted or dealt in on a recognized stock exchange. In addition, Seller shall not at any time during the twenty-four (24) month period following the Closing directly or indirectly solicit any individuals to leave the Company employ for any reason or interfere in any other manner with employment relations.
     (b) It is understood and agreed that the scope of the foregoing covenants are reasonable as to time, area and persons and is necessary to induce Purchaser to purchase the Shares. It is further agreed that such covenants will be regarded as divisible and will be operative as to time, area and persons to the extent that they may be so operative, and if any part of either such covenant is declared invalid, unenforceable, or void as to time, area or persons, the validity and enforceability of the remainder will not be affected;
     (c) If Seller violates the restrictive covenants of this Section 8 and Purchaser brings legal action for injunctive or other relief, Purchaser shall not be deprived of the benefit of the full period of the restrictive covenant, as a result of the time involved in obtaining the relief. Accordingly, Seller agrees that the regularly scheduled expiration date of such covenant shall be extended by the same amount of time that Stockholder is determined to have violated such covenant;
     (d) If Seller violates either of the restrictive covenants of this Section 8, Purchaser will no longer be obligated to pay from that point forward any further Additional Consideration. If at any time Purchaser asserts that Seller has violated either of the restrictive covenants of this Section 8, Purchaser’s obligation to pay Additional Consideration will be suspended until the matter is resolved regarding non-competition or non-solicitation.
     9. Survival. This Agreement and all terms, conditions, representations, warranties and stipulations contained herein will survive the Closing.

     10. Modification. This Agreement embodies the entire Agreement between the parties and may not be modified or terminated orally, and no modification, termination or attempted waiver will be valid unless in writing, signed by the party against whom the same is sought to be enforced. This Agreement also supersedes and replaces in all respects any other agreements, whether written or oral, related to the Purchaser’s purchase of the Shares.
     11. Successors. All of the terms and conditions of this Agreement are hereby made binding on the executors, heirs, administrators, successors and assigns of both parties hereto.
     12. Venue and Governing Law. This Agreement will be governed by the substantive laws of the State of Texas, without regard to its conflict of laws provisions, and all undertakings hereunder will be performable in Dallas County, Texas, wherein venue will lie.
     13. No Other Representations or Warranties. Other than the representations and warranties of the parties expressly set forth in this Agreement, no party has made any representation or warranty of any kind relating to the transactions contemplated by this Agreement. Purchaser is not relying on any representations of the Seller with respect to the Company, it being understood that Purchaser has conducted its own investigation of the Company in connection with its purchase of Shares.
     14. Notices. Any notice required or permitted to be given under this Agreement must be either (i) in writing and given either by personal delivery or by mailing the same by registered or certified mail, return receipt requested, to the party to whom the notice is directed at the address of such party as hereinafter set forth or such other address as the parties may hereinafter designate in writing in accordance herewith, or (ii) by facsimile as set forth below:

Seller:	Andre Muller
16 Hunting Hollow Road
Dix Hills, New York 11746
Facsimile: (631) 586-4002

With a copy to:	Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue
East Meadow, New York 11554
Attn: Fred Skolnik, Esq.
Facsimile: (516) 296-7111

Purchaser:	STG Strategy Partners, L.P.
6269 Alpha Road
Dallas, Texas 75240
Facsimile: (214) 905-9514

With a copy to:	Hughes & Luce LLP
1717 Main Street
Suite 2800
Dallas, Texas 75201
Attn: David G. Luther, Jr., Esq.
Facsimile: (214) 939-5849
     15. Further Assurances. Each party agrees to execute and deliver, or cause to be executed and delivered, on or after the date of Closing, all such instruments and will take all such actions as the other party may reasonably request from time to time in order to effectuate the provisions and purposes of this Agreement.
     16. Payments to Broker. At the Closing, Purchaser shall pay to Prospera Financial (“Prospera”) as broker a fee equal to $.01 per share of the Shares. Each of Purchaser, Seller and Prospera represents and warrants to the others that there are not, and will not be, any other broker’s or finder’s fee or agent’s commission in connection with this Agreement or the transactions contemplated hereby.

     17. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one (1) and the same instrument.
[Remainder of page intentionally left blank; Signature page follows.]

     IN WITNESS WHEREOF the parties hereto have duly executed this Agreement on the 20th day of November, 2007.

SELLER:

/s/ Andre Muller

Andre Muller

PURCHASER:

STG STRATEGY PARTNERS, L.P.

By: STG Strategy Investments, LLC
General Partner

/s/ Basil Haymann

By:	Basil Haymann,
[Managing Member]
ACKNOWLEDGED FOR PURPOSES
OF SECTIONS 10 AND 16 ONLY
PROSPERA FINANCIAL

By: Ivan Sacks